September 15, 2015

Matthew Crispino, Esq.

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Go Ez Corporation Amendment No. 3 to Registration Statement on Form S-1 Filed August 28, 2015 File No. 333-202047

Dear Mr. Crispino:

On behalf of Go Ez Corporation, a Delaware corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated September 9, 2015 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Form S-1”). Contemporaneously with this submission, we have filed a fourth amended Registration Statement on Form S-1 (the “Amended Form S-1”) reflecting the responses of the Company below.

1.	We have disclosed the work that Federal Technology Agency, Inc. (FTA) has performed for Apple Inc., as requested.

2.	We have revised our discussion of FTA’s contract with Apple to clarify that that contract has expired and no work is currently being done pursuant to such agreement, as requested.

3.	We have clarified on page 40 our revenue breakdown by division (FTA and Glophone retail) for both quarters of 2015, in response to previous comment 10, as requested.

Thank you very much for your time and attention in connection with this filing. Should you have any questions concerning the foregoing, please contact Lorin A. Rosen, Esq. of LAR Law Group PC, counsel to the Company, at (877) 570-2620.

Sincerely,

By:	/s/ Abraham Dominguez Cinta
Abraham Dominguez Cinta
Chief Executive Officer & President